

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2020

Charles Strongo
Chief Executive Officer and Chairman
Global Wholehealth Partners Corporation
2227 Avenida Oliva
San Clemente, California 92673

   Re: Global Wholehealth Partners Corporation
     Amendment No. 3 to Registration Statement on Form 10-12G
     Filed April 2, 2020
     File No. 000-56035

Dear Mr. Strongo:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Trisha Bollman